March 27 2006

MAIL STOP 3561

via U.S. mail and facsimile

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
The Empire State Building
350 Fifth Avenue, Suite 2204
New York, New York 10118

Re:      Spongetech Delivery Systems, Inc.
	Form SB-2, Amendment 7 filed March 8, 2006
	File No. 333-123015

Dear Mr. Metter:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers About the Rescission Offer, page 3
1. We reissue prior comment four from our letter dated March 1, 2006.
Disclose, if true, that at the time of the offering in March through
May 2002 there was no written agreement between Nexgen and Spongetech.
2. Please add back the sentence that under Federal securities law a person`s right of rescission may survive the rescission offer on page
4 and in risk factor two.


3. We note the advance of funds by officers, directors and affiliated persons. Clarify whether this was a loan or contribution to capital.
If it was a loan, disclose the due date and whether any interest will be earned. Name the individuals providing the funding, disclose the date the funds were provided and state the amount advanced.

Dilution, page 13
4. We reissue prior comment 11 from our letter dated March 1,
2006.
Please revise the increase per share attributable to this offering for each level of proceeds. The current amounts are incorrect.
If
the net tangible book value per share before the offering is
($.003)
per share and the net tangible book value per share after the offering is $.007, then it would appear the increase attributable to new investors is $.010, rather than $.004.

Form of Notice of Election
5. We reissue prior comment 16 from our letter dated March 1, 2006.
There do not appear to be any spaces to accept or reject the rescission offer. Please revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at 202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Richard A. Friedman, Esq.
      By facsimile (212) 930-9725

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Michael L. Metter, President
Spongetech Delivery Systems, Inc.
Page 3
March 27, 2006